

June 29, 2012

Via E-Mail
Mr. James C. Raabe
Chief Financial Officer
Lindsay Corporation
2222 N. 111th Street
Omaha, NE   68164

> **Re: Lindsay Corporation**
> **Form 10-K for fiscal year ended August 31, 2011**
> **Filed October 27, 2011**
> **File No. 1-13419**

Dear Mr. Raabe:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by revising future filings where indicated and by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe a revision is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for fiscal year ended August 31, 2011

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 14

Results of Operations, page 18

1.   We note your disclosure here that gross margins were impacted by changes in sales mix, product mix and factory inefficiencies. We further note your discussion of operating expenses attributes changes to investments in sales and marketing, higher research and development expenses, higher incentive compensation and the impact of acquisitions. Please revise future filings to quantify the significant factors impacting your results of operations. In addition, revise future filings to also provide greater analysis of your

results. Discuss the underlying reasons for increased or decreased expenses. Finally, discuss any trends associated with your results. Refer to Item 303 of Regulation S-K.

Note O. Industry Segment Information, page 48

2.   We note your disclosure of long-lived assets by geographic area includes goodwill and intangible assets. Please revise future filings to disclose *tangible* long-lived assets by geographic area, or otherwise explain how your current presentation complies with paragraph 280-10-55-23 of the FASB Accounting Standards Codification.

Note P. Share Based Compensation, page 50

3.   We see from your disclosure on page 31 that you use the Black-Scholes option pricing model to value stock option awards. Please tell us and revise future filings to disclose the significant assumptions used to value option awards as prescribed by the guidance in FASB Accounting Standards Codification 718-10-50-2.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact David Burton, Staff Accountant at (202) 551-3626 or me at (202) 551-3643 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant at (202) 551-3671.

Sincerely,

/s/ Kevin L. Vaughn

Kevin L. Vaughn
Accounting Branch Chief